eTotalSource, Inc.
                               1510 Pool Boulevard
                           Yuba City, California 95993




February 6, 2006


VIA EDGAR AND FED EX

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Re:      eTotalSource, Inc.
         Registration Statement on Form SB-2 filed December 30, 2005 File No. 333-130800

Dear Ms. Jacobs:

         This letter has been prepared in response to your request for eTotalSource, Inc. ("ETLS" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "Commission") as memorialized in your January 26, 2006 letter to me (the "Comment Letter") concerning the Registration Statement on Form SB-2 filed by ETLS on December 30, 2005, File No. 333-130800 (the "Registration Statement").

         Concurrently with the filing of this Response Letter with the Commission, the Company has also filed Amendment No. 1 to the Registration Statement (the "Amended Registration Statement") which incorporates, as appropriate, the Company's responses set forth herein.

         The Company's responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment contained in the Comment Letter.


Registration Statement on Form SB-2

COMMENT 1.                 We note your discussion of the November 2, 2005
                           secured convertible debenture financing transaction throughout your registration statement. In such discussion, you have indicated that one option for the conversion price of the debenture is "an amount equal to 120% of the closing bid price of [your] common stock as listed on a principal market as quoted by Bloomberg LP, on the date hereof." The terms of your secured convertible debenture appear to indicate that "the date hereof" is in reference to the date of the debenture as opposed to the date of your prospectus. If so, it would appear that this option for a conversion price is determinable and, for purposes of clarity, should be disclosed in lieu of the formula.

RESPONSE:                  SECTION 3 (c) OF THE DEBENTURE PROVIDES AS FOLLOWS:

                           THE HOLDER IS ENTITLED, AT ITS OPTION, TO
                           CONVERT...THE DEBENTURE...INTO SHARES OF THE
                           COMPANY'S COMMON STOCK...AT THE PRICE PER SHARE EQUAL TO THE LESSER OF (A) AN AMOUNT EQUAL TO ONE HUNDRED TWENTY PERCENT (120%) OF THE CLOSING BID PRICE OF THE COMMON STOCK AS LISTED ON A PRINCIPAL MARKET (AS DEFINED HEREIN), AS QUOTED BY BLOOMBERG L.P., ON THE DATE HEREOF (THE "FIXED PRICE") OR (B) AN AMOUNT EQUAL TO EIGHTY PERCENT (80%) OF THE LOWEST CLOSING BID PRICE OF THE COMMON STOCK FOR THE FIVE (5) TRADING DAYS IMMEDIATELY PRECEDING THE CONVERSION DATE WHICH MAY BE ADJUSTED PURSUANT TO THE OTHER TERMS OF THIS DEBENTURE. SUBPARAGRAPHS (A) AND (B) ABOVE ARE INDIVIDUALLY REFERRED TO AS A "CONVERSION PRICE."

Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
February 6, 2006
Page 2

                           ACCORDINGLY, THE CONVERSION PRICE UNDER THE "120% PRICING MECHANISM" IS DETERMINABLE BASED ON THE CLOSING BID PRICE ON THE DATE ON WHICH THE DEBENTURE WAS EXECUTED. HOWEVER, THE CONVERSION PRICE UNDER THE "80% PRICING MECHANISM" IS NOT ASCERTAINABLE ON THE DATE ON WHICH THE DEBENTURE WAS EXECUTED.

                           SINCE THE CONVERSION PRICE IS EQUAL TO THE LESSER OF THESE TWO PRICING MECHANISMS, AND SINCE WE CANNOT DETERMINE THE CONVERSION PRICE UNDER THE "80% PRICING MECHANISM", THE COMPANY CANNOT THEREFORE DETERMINE THE ACTUAL CONVERSION PRICE UNDER THE DEBENTURE. HOWEVER, THE COMPANY HAS NOTED, IN THE APPROPRIATE LOCATIONS THROUGHOUT THE AMENDED REGISTRATION STATEMENT, THE ACTUAL FIXED PRICE (I.E., THAT DETERMINED BY APPLICATION OF THE 120% PRICING MECHANISM), WHICH IS DETERMINABLE, AND THE FORMULA TO DETERMINE THE VARIABLE PRICE (I.E., THAT DETERMINED BY APPLICATION OF THE 80% PRICING MECHANISM), WHICH IS NOT DETERMINABLE AT THIS TIME.

COMMENT 2.                 Please advise us whether the escrow arrangement in
                           your secured convertible debenture financing transaction has since been terminated and, if so, when the proceeds from the financing transaction were released from escrow and funded to you.

RESPONSE:                  THE ESCROW ARRANGEMENT IN THE DEBENTURE FINANCING
                           TRANSACTION HAS BEEN TERMINATED AS THE PROCEEDS FROM
                           THE FINANCING TRANSACTION WERE RELEASED FROM ESCROW
                           AND FUNDED TO THE COMPANY ON NOVEMBER 4, 2005.

COMMENT 3.                 Exhibit 99.5 to your Form 8-K filed November 8, 2005
                           is a warrant for 2,000,000 shares of your common stock issued to Cornell Capital on November 2, 2005.
                           The warrant was issued as part of the secured convertible debenture financing transaction. Your disclosure in the Form 8-K and in your registration statement, however, do not discuss this warrant.
                           Please revise your disclosure regarding the secured convertible debenture financing transaction to discuss this warrant. In addition, please advise us whether any shares being registered in your registration statement underlie the shares of common stock issuable upon exercise of this warrant.

RESPONSE:                  WHILE THE COMPANY DID DISCUSS IN SEVERAL PLACES IN
                           THE REGISTRATION STATEMENT WARRANTS ISSUED TO CORNELL
                           CAPITAL PARTNERS, LP ("CORNELL"), THE COMPANY HAS
                           EXPANDED ITS DISCUSSION OF THE WARRANTS IN THE
                           AMENDED REGISTRATION STATEMENT AS REQUESTED BY THE
                           COMMISSION.

Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
February 6, 2006
Page 3

                           AS NOTED IN THE REGISTRATION STATEMENT, 7 MILLION SHARES BEING REGISTERED IN THE REGISTRATION STATEMENT UNDERLIE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS ISSUED TO CORNELL, WHICH AGGREGATE AMOUNT IS COMPRISED OF THE FOLLOWING: (I) A WARRANT FOR 5 MILLION SHARES ISSUED IN CONNECTION WITH THE AUGUST 24, 2005 DEBENTURES, AND (II) A WARRANT FOR 2 MILLION SHARES ISSUED IN CONNECTION WITH THE NOVEMBER 2, 2005 DEBENTURES.


Selling Stockholders, page 12

COMMENT 4.                 Your tabular presentation of information with respect
                           to your selling stockholders appears to indicate that Cornell Capital plans to sell shares of your common stock acquired under the standby equity distribution agreement. It appears that such agreement and financing arrangement has been terminated. Please confirm the termination of such financing arrangement and revise, as appropriate. Please review your disclosure throughout in light of this comment.

RESPONSE:                  PURSUANT TO THE TERMS CONTAINED IN THE TERMINATION
                           AGREEMENT EXECUTED BY CORNELL AND THE COMPANY ON
                           NOVEMBER 2, 2005 (THE "TERMINATION AGREEMENT"), THE
                           STANDBY EQUITY DISTRIBUTION AGREEMENT (THE "SEDA")
                           WAS TERMINATED. NOTWITHSTANDING SUCH TERMINATION, THE
                           TERMINATION AGREEMENT SPECIFICALLY PROVIDED THAT
                           CORNELL SHALL RETAIN ALL STRUCTURING AND COMMITMENT
                           FEES UNDER THE SEDA. UNDER THE TERMS OF THE SEDA, THE
                           COMMITMENT FEES WERE TO BE PAID BY THE ISSUANCE OF
                           3,833,334 SHARES OF THE COMPANY'S COMMON STOCK. UNDER
                           THE TERMS OF THE REGISTRATION RIGHTS AGREEMENT
                           RELATED TO THE SEDA, THE COMPANY WAS REQUIRED TO
                           REGISTER SAID 3,833,334 SHARES IN THE COMPANY'S NEXT
                           REGISTRATION STATEMENT. ACCORDINGLY, THE COMPANY
                           INCLUDED SAID 3,833,334 SHARES IN THE TOTAL NUMBER OF
                           SHARES BEING REGISTERED IN THE REGISTRATION STATEMENT
                           (PLEASE REFER TO PAGE 1 AND ELSEWHERE IN THE
                           REGISTRATION AGREEMENT). FURTHER, CORNELL INFORMED
                           THE COMPANY THAT CORNELL INTENDS TO SELL SUCH
                           3,833,334 SHARES UPON THE REGISTRATION STATEMENT
                           GOING EFFECTIVE.

                           THE COMPANY HAS REVISED THE RELEVANT DISCLOSURES IN THE AMENDED REGISTRATION STATEMENT TO CLARIFY THESE MATTERS.

Shares Acquired in Financing Transactions with Cornell, page 13

COMMENT 5.                 Your bulleted discussion of the 2005 transactions
                           appears to suggest that Cornell Capital may still purchase from you up to $1,000,000 of secured convertible debentures. Disclosure elsewhere, however, suggests that the secured convertible debenture financing transactions has been fully subscribed. Please revise as appropriate. Further, please advise us of the material terms and conditions of any arrangements whereby securities may be sold to Cornell Capital in the future.

RESPONSE:                  THE SECURED CONVERTIBLE DEBENTURES IN THE PRINCIPAL
                           AMOUNT OF $1 MILLION, WHICH WERE REFERRED TO IN THE
                           NOVEMBER 2005 SECURITIES PURCHASE AGREEMENT DISCUSSED
                           ON PAGE 15 OF THE REGISTRATION STATEMENT, HAVE BEEN
                           FULLY SUBSCRIBED. THE COMPANY HAS DRAFTED THE AMENDED
                           REGISTRATION STATEMENT TO CLARIFY THIS POINT ON SAID
                           PAGE AND ELSEWHERE IN THE AMENDED REGISTRATION
                           STATEMENT.

Ms. Barbara C. Jacobs
United States Securities and Exchange Commission
February 6, 2006
Page 4

                           THERE ARE CURRENTLY NO ARRANGEMENTS IN PLACE WHEREBY SECURITIES OF THE COMPANY MAY BE SOLD TO CORNELL IN THE FUTURE.


Facing Page

COMMENT 6.                 The registration number you have inserted on the
                           facing page is incorrect. Please revise.

RESPONSE:                  THE COMPANY HAS INSERTED THE CORRECT REGISTRATION
                           NUMBER ON THE FACING PAGE OF THE AMENDED REGISTRATION
                           STATEMENT.


Item 27.  Exhibits

COMMENT 7.                 We will review counsel's opinion with respect to the
                           shares being registered when that document is submitted, and may have comments at that time. We will review a "form of" opinion included with a pre-effective amendment if you elect to provide such a document; however, the final amendment should include a currently dated legality opinion.

RESPONSE:                  THE COMPANY HAS ATTACHED AS EXHIBIT 5.1 TO THE
                           AMENDED REGISTRATION STATEMENT A COPY OF ITS
                           COUNSEL'S OPINION WITH RESPECT TO THE SHARES BEING
                           REGISTERED.


Item 28.  Undertakings

COMMENT 8.                 The undertaking set forth in Item 512(a) of
                           Regulation S-B has recently been revised. Please revise accordingly.

RESPONSE:                  THE AMENDED REGISTRATION STATEMENT CONTAINS THE
                           CORRECT, UPDATED UNDERTAKINGS SET FORTH IN ITEM
                           512(a) OF REGULATION S-B.

         Should you have any questions concerning this Response Letter or the Amended Registration Statement, please contact me at (530) 751-9615.

Very truly yours,

/s/ Terry L. Eilers
Terry L. Eilers
Chief Executive Officer and Chairman of the Board

cc: Clayton E. Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile) Gaylen Hansen, Gordon Hughes & Banks, LLP
         (via facsimile)